(As filed December 12, 2001)
                                                                File No. 70-9927

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             ------------------------------------------------------

                               AMEMDMENT NO. 1 TO
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             ------------------------------------------------------

                        WISCONSIN POWER AND LIGHT COMPANY
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                   (Name of company filing this statement and
                     address of principal executive office)

             ------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                 (Name of top registered holding company parent)

             ------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)
              -----------------------------------------------------

           The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

           Barbara J. Swan, General Counsel          William T. Baker, Jr., Esq.
           Alliant Energy Corporation                Thelen Reid & Priest LLP
           222 West Washington Avenue                40 West 57th Street
           Madison, Wisconsin 53703                  New York, New York 10019

         The Application or Declaration filed in this proceeding on July 31, 2001 is hereby amended and restated in its entirety to read as follows:

ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTION.
              ------------------------------------

         Wisconsin Power and Light Company ("WPL"), a wholly-owned subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), respectfully requests authorization to acquire 15,800 shares of common stock of Wisconsin River Power Company ("Wisconsin River") that are currently owned by Wisconsin Public Service Corporation ("WPS") (the "Acquisition"). The Acquisition will be governed by a letter agreement dated August 24, 2000, as amended in a letter agreement dated August 31, 2001, pursuant to which WPS gave to WPL an option to purchase the common stock of Wisconsin River which is the subject of the Acquisition (the "Option Agreement").

         1.1  Background
              ----------

         WPL was incorporated in Wisconsin in 1917 and is a public utility company engaged principally in the generation, transmission, transportation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water service in selective markets. As of December 31, 2000, WPL owned or had an interest in 14 generation stations from which it was entitled to approximately 2174 MW of generation capacity. WPL owns and operates 16,826 pole-line miles of overhead distribution lines and 2,496 conduit-miles of underground distribution lines, all of which are located in Wisconsin. During 2000, WPL sold 9,703,455 MWh of electric energy to retail customers and 3,460,318 MWh of electric energy to wholesale purchasers. WPL is subject to regulation by the Wisconsin Public Service Commission with respect to its retail electric and gas rates and by the Federal Energy Regulatory Commission ("FERC") with respect to wholesale rates and related matters.

         As of January 1, 2001, the electric transmission facilities previously owned by WPL were transferred to American Transmission Company LLC (the "Transco"), a Wisconsin limited liability company formed in 2000. The Transco owns and operates the electric transmission system in eastern Wisconsin, including the transmission facilities that it acquired from WPL. ATC Management, Inc. ("ATC"), a Wisconsin corporation incorporated in 2000, is the corporate manager of the Transco, and, as such, has full, complete and exclusive discretion to exercise management control over the business of the Transco. WPL owns approximately 24% of the non-voting stock and 20% of the voting stock of ATC, and owns approximately 24% of the Transco.

         WPL owns all of the outstanding stock of South Beloit Water, Gas and Electric Company ("South Beloit"), a public utility incorporated in 1908 which is engaged in supplying electric, gas and water service, principally in Winnebago, Illinois. WPL also owns approximately 33.12% of the outstanding stock of Wisconsin River which, as discussed further below, owns and operates hydro-electric generating plants on the Wisconsin River.

         Wisconsin River was incorporated under the laws of Wisconsin in 1947, and is authorized to issue 95,000 shares of common stock having a par value of $100 per share. As of

                                       2

December 31, 2000, there were 93,600 shares of such stock issued and outstanding, of which WPL and WPS each owned 31,000 shares (33.12%), and Consolidated Water Power Company ("Consolidated") owned 31,600 shares (33.76%) of such stock.(1) However, in an Agreement for Purchase and Sale of Stock dated August 24, 2000, as amended on December 22, 2000 (the "Purchase Agreement"), WPS agreed to purchase the shares of Wisconsin River that were owned by Consolidated.

         The purchase by WPS of the shares of common stock in Wisconsin River previously owned by Consolidated closed on January 1, 2001. As a result of the Acquisition, WPL will purchase one-half of the shares in Wisconsin River that were recently acquired by WPS from Consolidated (the "Option Stock"). Thereafter, WPL and WPS will each own 50% of the outstanding common stock of Wisconsin River.

         Wisconsin River owns and operates hydroelectric power generation facilities at two dam sites on the Wisconsin River and engages in certain related activities. Wisconsin River also has a 13.71% ownership interest in Wisconsin Valley Improvement Company ("Wisconsin Valley"), which operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable but does not generate electric energy.(2) The aggregate rated capacity of the two generating units owned by Wisconsin River is 35 MW. The following table provides information, taken from page 406 of Wisconsin River's 2000 FERC Form 1, regarding these two hydroelectric projects:

   Name of Plant        FERC License         Installed        Net Peak Demand     Net Generation      Cost of Plant
                                           Capacity Name            MW           Excluding Plant
                                          Plate Rating (in       (60 min)              Use
                                                MW)                                   (kWh)

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Pentenwell            1984               20.00               21.00              90,835,700          $12,868,251
Castle Rock           1984               15.00               19.00              91,010.500          $11,566,141
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


         All of the capacity and associated energy available from those facilities is sold in equal shares to WPS, WPL and Consolidated pursuant to a long-term power purchase contract that is on file at the FERC. Wisconsin River is not regulated as a public utility under Wisconsin law.

---------------
(1) In Wisconsin River Power Company, et al., 27 S.E.C. 539 (1948), the Commission authorized WPL, WPS and Consolidated Water Power and Paper Company to acquire common stock of Wisconsin River and other related financing transactions.
(2) The Commission has issued an order pursuant to Section 2(a)(8)(B) of the Act declaring Wisconsin Valley not to be a "subsidiary company" of WPL. Wisconsin Valley Improvement Company, 8 S.E.C. 134 (1940).


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

         1.2  Summary of Proposed Transaction
              -------------------------------

         The Option Agreement provides that WPL has the right to purchase the Option Stock from WPS at the same price per share as that paid by WPS to acquire such stock from Consolidated, subject to the same payment terms as those applicable to the purchase of the Option Stock by WPS.

         Under the terms of the Purchase Agreement, WPS paid Consolidated $4,848,072 (i.e., $153.42 per share) in cash at closing for the stock in Wisconsin River that it acquired from Consolidated. This price was based on the net book value of such stock as of December 31, 2000, determined in accordance with customary accounting practices of Wisconsin River. Such stock was acquired by WPS free and clear of any liens or other encumbrances.

         The Purchase Agreement provides that the price paid by WPS to Consolidated at the time of closing of its purchase of additional stock in Wisconsin River would be adjusted to reflect changes in Wisconsin River pension assets and liabilities and retiree health assets and liabilities between August 31, 2000 and March 31, 2001. Pursuant to this provision, WPS received $125,345 from Consolidated. Such adjustment in the price paid by WPS to reflect changes in pension and post retirement obligations will be reflected in the payments ultimately made by WPL to WPS in order to purchase the Option Stock.

         The Purchase Agreement also provides for Wisconsin River to undertake commercially reasonable efforts to sell real estate that it owns in the area of its hydroelectric generating facilities as soon as practicable and to maximize its return from the sale of standing timber from all such real estate for a period of 12 years from the date of closing of the stock purchase. In addition to the cash payment at the time of closing, WPS is obligated to pay Consolidated quarterly an amount equal to 33.76% of the Net Proceeds Realized by Wisconsin River in respect to sales of real estate and standing timber during this period, as determined in accordance with the Purchase Agreement.

         It is estimated that Wisconsin River will realize revenues from sales of land and timber of approximately $4 million annually. Wisconsin River has about 9,000 acres of non-project land (e.g., land not within the FERC project) and about 3,000 acres of project land that it will try to sell over the next six years. Most of the non-project land and about two-thirds of the project land is productive for timber sales. Revenues from sales of timber are expected to be approximately $500,000 in the early years based on anticipated sale of 10,000,000 board feet (20,000 cords). Revenues from timber sales will decline thereafter as the amount of land available for harvesting of timber is sold off. Revenues from sale of timber in later years are expected to be approximately $250,000, based on sales of about 6,875,000 board feet (13,750 cords) of timber annually.(3) Proceeds will generally flow to WPL, WPSC and Consolidated in accordance with the Purchase Agreement. The WPL and WPSC proceeds will be distributed in the form of dividends.

         The exercise of the Option by WPL is subject to receipt of regulatory approvals from the FERC and from this Commission.

---------------
(3) The amount of board feet sold in any year does not correlate with the anticipated revenues because of variations in the type of wood expected to be harvested.

         1.3  Purpose and Effect of the Acquisition
              -------------------------------------

         As noted above, WPL, WPS and Consolidated have owned approximately equal shares in Wisconsin River since 1947. As a result of changes in its corporate strategies, Consolidated expressed a desire to sell and divest the stock that it owned in Wisconsin River in order to reduce the scope of its electric generation operations. In order to expedite such divestiture, it was agreed that WPS initially would acquire all of the stock in Wisconsin River that was held by Consolidated, but that WPL would be given an option to purchase one-half of such stock, subject to receipt of all necessary regulatory approvals.(4) The purchase of the Option Stock by WPL will restore the historic balance of ownership by WPS and WPL of equal numbers of shares in Wisconsin River.

         In addition to its stock ownership in Wisconsin River, WPL is entitled to purchase one-third of the output of electric energy from the hydroelectric generating facilities that are currently owned and operated by Wisconsin River. The rates for such power purchases are established pursuant to a cost-of-service formula rate; i.e., WPL pays a share of the total costs incurred by Wisconsin River in conjunction with its ownership and operation of such facilities. Restoration of the balance of ownership in Wisconsin River will enhance WPL's ability to influence significant corporate decisions affecting the costs of power that it purchases from Wisconsin River.

         Following the Acquisition, Wisconsin River will continue to own and operate its hydroelectric generating stations and to sell the electrical output from those units in equal shares to WPL, WPS and Consolidated. Pursuant to an Operating Agreement among Wisconsin River, WPL and WPS dated as of January 1, 2001, certain management services (including operation, maintenance and administrative services) will be provided for Wisconsin River by WPS following a transition period ending no later than December 31, 2001.

ITEM 2.       FEES, COMMISSIONS AND EXPENSES.
              -------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the Acquisition are estimated to be $25,000.

ITEM 3.       APPLICABLE STATUTORY PROVISIONS.
              --------------------------------

         3.1 Sections 9 and 10 of the Act are applicable to the Acquisition. Section 9(a)(1) declares that it shall be unlawful for any registered holding company or subsidiary thereof to acquire any utility assets or any securities unless the acquisition of such assets or securities has been approved by the Commission pursuant to Section 10 of the Act. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve the acquisition under Section 9(a) unless the Commission finds that:

         (1) such acquisition will tend toward interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers.

---------------
(4) WPS's acquisition of the additional shares of Wisconsin River was exempt from regulation under the Act pursuant to Rule 11(a).

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

         Clearly, in this case, the acquisition of the Option Stock by WPL will not contribute to the undue concentration of control of public utility assets. As noted above, WPL owns or is entitled to approximately 2174 MW of generating capacity (including capacity that it purchases from Wisconsin River). The Acquisition will simply increase WPL's ownership interest in Wisconsin River, a relatively small generation company, from one-third to one-half. As a result, it will result in a modest increase (less than 6 MW) in the amount of generation nominally owned, directly or indirectly, by WPL. Significantly, however, all of the capacity and associated energy that is available from the generating units owned by Wisconsin River is committed for sale to WPL, WPS and Consolidated under a long-term power sales agreement. The Acquisition will not affect the share of capacity from those units to which WPL is entitled. It is therefore evident that the Acquisition will not result in a material increase in the amount of generation owned or controlled by WPL.

         The amounts to be paid by WPL bear a fair relation to the sums invested in and the earning capacity of the assets underlying the Option Stock. The cash payment to be made by WPL at the time of the closing is based on the net book value of assets underlying the Option Stock per share as of December 31, 2000, as adjusted as of March 31, 2001 to reflect changes in Wisconsin River's pension assets and liabilities and retiree health assets and liabilities between August 31, 2000 and March 31, 2001.

         All of the power available to Wisconsin River is sold pursuant to a cost-of-service formula rate that incorporates a rate of return of 11.29% on its net investment (including its net investment in utility plant in service, a working capital allowance, and accumulated deferred investment tax credits). Payments to be made by WPL at the time of closing of the Acquisition are consistent with this rate of return. Because purchase of Option Stock by WPL is subject to the same payment terms as are applicable to the purchase of Wisconsin River stock by WPS from Consolidated, WPL will make additional payments to WPS thereafter based on a share of the Net Proceeds Realized by Wisconsin River from the sale of lands and timber.

         Finally, because WPL will finance the Acquisition through payment of cash and is not proposing to issue additional securities, the Acquisition will not unduly complicate the capital structure of WPL. Additionally, inasmuch as WPL is and will continue to purchase one-third of the generation available to Wisconsin River pursuant to a cost-of-service formula rate that is subject to regulation by the FERC, the Acquisition will not have an adverse effect on the interests of consumers.

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions under section 11; or

         (2) the acquisition of securities or utility assets of a public utility or public utility holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

         WPL is interconnected with the generation facilities of Wisconsin River and purchases a portion of the output of those facilities for use in serving its retail and wholesale electric service customers. Moreover, WPL has owned approximately one-third of the stock of Wisconsin River since 1947. In 1998, at the time the Commission approved the merger of WPL Holdings, Inc., IES Industries, Inc., and Interstate Power Company to form Alliant Energy, the Commission concluded that the combined electric properties of these companies would be an electric integrated system and that the combination of these utilities to form a registered public utility holding company was otherwise in conformance with the Act.(5) The Acquisition will not affect the integrated operation of Wisconsin River with WPL. It is thus evident that Section 10(c) of the Act does not preclude issuance of a Commission order authorizing the Acquisition.

         3.2 Rule 54. The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2001, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $588.5 million, or approximately 72.55% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001 ($811.2 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, by order dated October 3, 2001 (HCAR No. 27448), the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the October 3, 2001 order.

---------------
(5) WPL Holdings, Inc., et al., Holding Company Act Release No. 35-26856 (April 14, 1998).

         In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization since the issuance of the October 3, 2001 order, there has been no material adverse impact on Alliant Energy's consolidated capitalization resulting from Alliant Energy's investments in EWGs and FUCOs. On a pro forma basis, giving effect to a sale of common stock and issuance of long-term debt in November 2001, Alliant Energy's consolidated capitalization consists of 45.5% equity, 46.9% long-term debt, and 7.6% short-term debt (including current maturities of long-term debt). The ratios are within acceptable industry ranges. The proposed transaction will not have any material impact on capitalization. Further, since the date of the October 3, 2001 order, there has been no material change in Alliant Energy's level of earnings from EWGs and FUCOs.

         Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.


ITEM 4.       REGULATORY APPROVALS.

         The Acquisition is subject to approval by the FERC under Section 203 of the Federal Power Act. Copies of the application to the FERC for authorization to consummate the Acquisition and the FERC order granting such application are attached as Exhibits D-1 and D-2. No state commission has jurisdiction over this transaction.

ITEM 5.       PROCEDURE

         The exercise of the option by WPL to purchase common stock in Wisconsin River from WPS is subject to receipt of all necessary regulatory approvals, including the approval of the Commission. In order to expedite consideration and approval of this application, the Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. WPL further requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. WPL hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

         A        EXHIBITS

                  A        None.

                  B-1 Letter Agreement between WPL and WPS dated August 24, 2000 providing WPL option to purchase stock in Wisconsin River from WPS.

                  B-2 Letter Agreement between WPL and WPS dated August 31, 2001 extending the date for exercise of the option by WPL.

                  B-3 Agreement for Purchase and Sale of Stock, dated August 24, 2000 between WPS and Consolidated.

                  B-4 Amendment to Agreement for Purchase and Sale of Stock, dated as of December 22, 2000.

                  C        None

                  D-1 Application to FERC pursuant to Section 203 of the Federal Power Act for authorization for WPS to sell Option Stock to WPL.

                  D-2      Order of FERC.

                  E        None

                  F        Opinion of Counsel.

                  G        Proposed Form of Federal Register Notice.
                           (Previously filed)

         B.       Financial Statements

                  1.1 Balance sheet of WPL as of September 30, 2001 (incorporated by reference to the Quarterly Report of WPL on Form 10-Q for the period ended September 30, 2001 (File No. 0-337)).

                  1.2 Statement of Income of WPL for the six months ended ended September 30, 2001 (incorporated by reference to the Quarterly Report of WPL on Form 10-Q for the period ended Sepetmber 30, 2001 (File No. 0-337)).

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The transaction that is the subject of this Application or Declaration does not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Such transaction will not result in changes in the operation of WPL that will have an impact on the environment. WPL is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application or Declaration.

                                       SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application or Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                         WISCONSIN POWER AND LIGHT COMPANY


                                         By:    /s/  Edward M. Gleason
                                                -------------------------------
                                         Name:  Edward M. Gleason
                                         Title: Vice President-Treasurer and
                                                Corporate Secretary
Date:    December 12, 2001





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